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SEC 1344
(2-2002)   Persons who potentially are to respond to the collection of
Previous   information contained in this form are not required to respond unless
versions   the form dislays a currently valid OMB control number.
obsolete
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
                           UNITED STATES                                            ------------------------
                 SECURITIES AND EXCHANGE COMMISSION                                      OMB APPROVAL
                       Washington, D.C. 20549                                      OMB Number: 3235-0058
                                                                                   Expires January 31, 2005
                            FORM 12b-25                                            Estimated average burden
                                                                                   hours per response...2.50
                    NOTIFICATION OF LATE FILING                                    -------------------------
                                                                                   -------------------------
(Check One):     [_] Form 10-K      [_] Form 20-F      [_] Form 11-K                     SEC FILE NUMBER
                 [x] Form 10-Q      [_] Form N-SAR
                                                                                          001-08738
For Period Ended: June 2, 2002                                                     -------------------------
                  -----------------                                                -------------------------
                                                                                          CUSIP NUMBER
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F                                                        812141AE9
[_] Transition Report on Form 11-K                                                 -------------------------
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
[_] Transition Report on Form 10-K

For the Transition Period Ended:
                                -----------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Sealy Corporation
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Full Name of Registrant


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Former Name if Applicable


Sealy Drive, One Office Parkway
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Address of Principal Executive Office (Street and Number)


Trinity, North Carolina 27370
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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
   |(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without
   |   unreasonable effort or expense;
   |
   |(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
   |   Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[x]|   prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion
   |   thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   |
   |(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if
   |   applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Sealy Corporation ("Sealy") could not timely complete its Quarterly Report on Form 10-Q (the "10-Q") for the quarter ended June 2, 2002 due to finalizing application of recent accounting pronouncements. Sealy believes that it worked diligently to complete the 10-Q and that the resulting delay could not be eliminated without unreasonable effort and expense.

                        (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Kenneth L. Walker, Esq.    (336)         861-3500
             ----------------------  ----------- -----------------
                      (Name)         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?   [x] Yes  [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    For the quarter, Sealy had sales of $299.8 million, an increase of 13.6% from $263.9 million for the same period last year. Sealy had a net loss of $8.4 million for the quarter, compared with net income of $0.7 million for the same period a year earlier. Earnings in the quarter were impacted by a $5.8 million non-cash charge related to the shutdown of a retail mattress business. Earnings were also reduced by an $18.3 million increase in bad debt expenses. During the quarter, Sealy took a specific bad debt charge of $19.5 million related to affiliates.
================================================================================

                               Sealy Corporation
                               -----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 18, 2002                    By: E. Lee Wyatt
     ------------------------------       -----------------------------------
                                             Corporate Vice
                                             President-Administration
                                             and Chief Financial
                                             Officer (Principal
                                             Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
      International misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (((S)) 232.201 or ((S)) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (((S)) 232.13(b) of this Chapter).